(Check One):	UNITED STATES
☒ Form 10-KSB	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☐ Form 10-QSB	FORM 12b-25	Commission File Number: 001-15775
☐ Form 10-D		CUSIP Number: 37940U108
☐ Form N-SAR
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For the Period Ended: December 31, 2005
☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Global ePoint, Inc.

Full name of registrant:

N/A

Former name if applicable:

339 South Cheryl Lane

Address of principal executive office (street and number):

City of Industry, California 91789

City, State and Zip Code:

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period:

We were unable to file our Annual Report on Form 10-KSB for the year ended December 31, 2005. The acquisition of Tops Digital Security, Inc dated March 29, 2006 resulted in delays in completing the testing and analysis procedures prerequisite to the completion of our annual financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Toresa Lou (Name)	(909) (Area Code)	869-1688 (Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s): ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to report net sales of approximately $32 million for the year ended December 31, 2005, compared to net sales of approximately $21 million in 2004. Our total operating expenses increased to approximately $11.2 million in 2005 compared to total operating expenses of approximately $9.7 million in 2004. The increase in operating expenses in 2005 was primarily due to a full year of operating expenses for our Perpetual Digital and our AirWorks flight support business which were acquired in April, 2004. As a result, we expect to report a loss from operations of approximately $7.2 million for fiscal year 2005. In addition, we recorded a non-cash preferred stock dividend of $2.7 million in 2005, relating to the beneficial conversion of a portion of our Series B, Series C and Series D preferred stock. The foregoing financial information is subject to completion of our audited financial statements to be included in our Annual Report on Form 10-KSB.

SIGNATURES

GLOBAL EPOINT, INC.

             (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2006	By:	/s/ John Pan
John Pan
	Its:	Chief Financial Officer